UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning Brooge Petroleum and Gas Investment Company FZE’s (“BPGIC”), Brooge Petroleum and Gas Investment Company Phase III FZE (“BPGIC III”) and Brooge Energy Limited’s (“Brooge Energy” or “Company”) expected operational plans. The actual results may differ materially from expectations due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to, availability of labor and other resources needed to for completion of the new plant, timing of obtaining regulatory approvals needed with respect to the new facility, the Company’s ability to complete construction and initiate operations of the new facility on the anticipated timeline or at all, the Company’s ability to maintain the lease for the new facility, and other risks and uncertainties indicated from time to time in filings with or submissions to the Securities and Exchange Commission (the “SEC”) by Brooge Energy. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Brooge Energy undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

CONTENTS

Brooge Energy’s 2023 Annual General Meeting

Brooge Energy Limited will hold its 2023 Annual General Meeting at 6:00 p.m. Gulf Standard Time, on December 15, 2023, remotely via telephone conference and at its offices located at Unit 1002-A, Opus by Omniyat Building, Al Aamal Street, Business Bay, Dubai, United Arab Emirates (the “Meeting”).

The board of directors of Brooge Energy has set the record date for determining shareholders entitled to attend and vote at the Meeting as October 18, 2023 (the “Record Date”). Attendance at the Meeting will be limited to shareholders of record and beneficial owners who provide proof of beneficial ownership as of the Record Date (such as an account statement, a copy of the voting instruction card provided by a broker, bank, trustee, or nominee, or other similar evidence of ownership).

Attached hereto and incorporated by reference herein as Exhibit 99.1 is the Notice of Annual General Meeting (the “Notice”) of the Company. The Notice contains information concerning the agenda for the Meeting and additional general matters related to the Meeting including the information required to attend and the safety procedures that will be implemented to accommodate in-person attendance while complying with appropriate social distancing measures and other requirements that may be in effect from time to time due to the COVID-19 pandemic, including pre-registration. Also included in the Notice is important information on voting in advance of the Meeting.

Attached hereto and incorporated by reference herein as Exhibit 99.2 is the Proxy Statement for the Meeting, which describes in greater detail each of the proposals to be presented at the Meeting, including background information related to the proposals, additional logistical information concerning the required vote and means of voting on the proposals, and general information concerning the Company’s board of directors.

As described in the Notice and Proxy Statement for the Meeting, shareholders will be provided with the ability to attend the Meeting via telephone.

The Form of Proxy Card for the Meeting is attached hereto and incorporated by reference herein as Exhibit 99.3.

The Notice of Annual General Meeting, the Form of Proxy Card for the Meeting and the Proxy Statement for the Meeting are also available at: https://broogeenergy.com/annual-general-meeting-2023/.

Exhibit No.	Description of Exhibit
99.1	Notice of Annual General Meeting to be held on Friday, December 15, 2023.
99.2	Proxy Statement for the Meeting.
99.3	Form of Proxy Card for the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: November 13, 2023	By:	/s/ Paul Ditchburn
		Name:	Paul Ditchburn
		Title:	Chief Financial Officer

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